UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-3134

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

INDIVIDUAL ACCOUNT RETIREMENT PLAN OF PARK-OHIO INDUSTRIES, INC. AND ITS SUBSIDIARIES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PARK-OHIO HOLDINGS CORP.
6065 Parkland Boulevard
CLEVELAND, OHIO 44124

INDEX

PAGE (S)

Report of Independent Registered Public Accounting Firm	F-1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits.	F-2
Statement of Changes in Net Assets Available for Benefits.	F-3
Notes to Financial Statements.	F-4—F-12

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i—Schedule of Assets (Held at End of Year).	F-13

EXHIBITS

Exhibit
Number	Description

23.1	Consent of Independent Auditors

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Individual Account Retirement Plan of Park-Ohio Industries, Inc. and Its Subsidiaries Date: June 21, 2011
By	/s/ Jeffrey L. Rutherford
Jeffrey L. Rutherford
Vice President and Chief Financial Officer

Audited Financial Statements and
Supplemental Schedule
Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
December 31, 2010 and 2009
With Report of Independent Registered Public
Accounting Firm

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Audited Financial Statements and Supplemental Schedule
December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm
The Plan Administrative Committee
Individual Account Retirement Plan of
     Park-Ohio Industries, Inc. and its Subsidiaries
We have audited the accompanying statements of net assets available for benefits of the Individual Account Retirement Plan of Park-Ohio Industries, Inc. and its Subsidiaries as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
June 17, 2011

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Statements of Net Assets Available for Benefits

	December 31
	2010	2009

Assets
Cash	$1,733	$—
Investments, at fair value	71,269,034	64,478,270

Receivables:
Notes receivable from participants	1,253,689	1,083,990
Employee contribution	320,025	269,740

Total receivables	1,573,714	1,353,730

Net assets available for benefits	$72,844,481	$65,832,000

See accompanying notes.

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

Additions
Investment income:
Dividends and interest	$632,095
Net appreciation in fair value of investments	8,350,514

8,982,609

Interest income on notes receivable from participants	56,003

Contributions:
Participants	3,440,788
Rollovers	519,235

3,960,023

Total additions	12,998,635

Deductions

Distributions to participants	5,824,281
Corrective distributions	66,316
Trustee fees and expenses	95,557

Total deductions	5,986,154

Net increase	7,012,481
Net assets available for benefits:
Beginning of year	65,832,000

End of year	$72,844,481

See accompanying notes.

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Notes to Financial Statements
December 31, 2010 and 2009 and
Year Ended December 31, 2010
1. Significant Accounting Policies
Basis of Accounting
The accounting records of the Individual Account Retirement Plan of Park-Ohio Industries, Inc. and its Subsidiaries (the Plan) are maintained on the accrual basis in accordance with accounting principles generally accepted in the United States.
Investment Value and Income Recognition
All investments are under the control and management of The Charles Schwab Trust Company, Plan Trustee. Purchases of investments are recorded at cost and revalued to market value at the close of each day by the Plan Trustee. All investments of the Plan are participant directed.
Investment income and realized and unrealized gains and losses are reported as net income derived from investment activities and are allocated among the individual accounts in proportion to their respective balances immediately preceding the valuation date.
Realized gains and losses are calculated based upon historical cost of securities using the average cost method.
The investments in common stock are stated at fair value, which equals the quoted market price on the last business day of the plan year. The fair value of the participation units held by the Plan in the mutual funds and common/collective fixed income investments funds are based on quoted redemption values on the last business day of the plan year. Purchases and sales of securities are recorded on a settlement-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
New Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurements. ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Notes to Financial Statements (continued)
1. Significant Accounting Policies (continued)
guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued and unpaid interest to be classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Notes to Financial Statements (continued)
2. Description of Plan
The Plan, adopted by Park-Ohio Industries, Inc. (Company) originally effective January 1, 1985 and last restated on April 10, 2009 is a defined contribution plan. The Plan generally provides that an employee who is in service of a division or group to which the Company has extended eligibility for membership in the Plan (other than a temporary employee or employees covered by a collective bargaining agreement that does not specify coverage under the Plan) will be eligible to participate after completion of the probationary period which generally occurs after 30 days of continuous employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Individual accounts are maintained for all participants. All amounts are credited or charged to an account in terms of full and fractional investment units at the investment unit values determined as of the transaction date. Each participant designates how his share of the contributions is to be allocated among the investment funds of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
The Plan provides for contributions to be made to the Plan pursuant to a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. If a participant elects to have contributions made for the participant pursuant to such an arrangement, the participant’s compensation is reduced by the amount of such contributions elected and the employer makes plan contributions equal to the amount of the reduction.
The Company may terminate the Plan at any time by resolution of its Board of Directors, subject to the provisions of ERISA. In the event of the termination of the Plan, the beneficial interests of all participants under the Plan shall become fully vested.
Information about the Plan is contained in the Plan document, which is available from the Company’s Plan Administrative Committee.
3. Contributions
Contributions by employees to the Plan are made via payroll deductions. Employees may contribute up to 80% of their compensation on a pretax basis. Excluding catch-up contributions for eligible participants, contributions by employees may not exceed $16,500, the Internal

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Notes to Financial Statements (continued)
Revenue Service maximum contribution for 2010. Employee contributions are fully vested and nonforfeitable at all times.
3. Contributions (continued)
The Plan provides for discretionary uniform rates of employer contributions for eligible employees, which generally include nonbargaining unit employees of the Company, so that each participant is entitled to basic contributions equal to 2% of credited compensation paid by the employer. The basic contribution is allocated among the investment options based on individual participant’s investment allocation designation. During March 2009, the Company suspended indefinitely its contributions to the Plan.
Corrective distributions to participants represent current year contributions and earnings on such deposits that must be returned to employees to ensure Plan compliance with additional limitations in the Internal Revenue Code (the Code) on contributions by highly compensated individuals.
Participants of the Plan can make changes to their account, via the telephone or the internet, through Schwab Retirement Plan Services, Inc. The current provision of the system permits a participant to change investment allocation percentages daily and change payroll deferral percentages on the first day of every month.
4. Participant Loans
A participant may borrow from employee 401(k) contributions and earnings a minimum of $1,000 and a maximum of the lesser of 50% of the participant’s eligible account or $50,000. Loan repayments are made via payroll deductions on after-tax dollars, which commence thirty to sixty days after receipt and acceptance of the loan check. Terms of the participant loan are five years for a personal loan and fifteen years for a mortgage loan, with interest payable at prime plus 1%. Interest rates were from 3.25% to 9.25% with maturities of varying dates.

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Notes to Financial Statements (continued)
5. Investments
Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31
	2010	2009

Victory Value Fund	$7,839,481	$7,467,449
Schwab Value Advantage Fund	13,558,025	14,049,549
Growth Fund of America	6,887,020	6,792,125
Oakmark Equity Income	7,798,595	7,468,268
Templeton World Fund	3,350,090	3,686,544
JP Morgan Core Bond Fund	7,236,263	6,907,784
Neuberger Berman Genesis Trust	4,188,405	3,355,882
During 2010, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net
Appreciation
in Fair Value
of Investments
Park-Ohio Holdings Corp. Common stock fund	$2,849,958
Mutual funds	4,881,205
Common/collective trusts	619,351

Total	$8,350,514

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Notes to Financial Statements (continued)
6. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
•	Level 1 — Unadjusted quoted prices in active markets that are accessible to the Plan at the measurement date for identical assets and liabilities.

•	Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar asset or liabilities in markets that are not active;

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals);

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•	Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity).
Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Notes to Financial Statements (continued)
6. Fair Value Measurements (continued)
Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value.
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds and common/collective trusts: Valued at the net asset value (NAV) of shares held by the plan at year end.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at reporting date.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Total

Mutual funds	$62,364,735	$—	$62,364,735
Common/collective trusts	—	5,461,967	5,461,967
Common stock fund	3,442,332	—	3,442,332

Total assets at fair value	$65,807,067	$5,461,967	$71,269,034

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Total

Mutual funds	$59,533,220	$—	$59,533,220
Common/collective trusts	—	3,723,346	3,723,346
Common stock fund	1,221,704	—	1,221,704

Total assets at fair value	$60,754,924	$3,723,346	$64,478,270

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Notes to Financial Statements (continued)
7. Benefits
A participant is entitled to receive the full value of his or her account upon (1) normal retirement at age 65; (2) attainment of at least age 55 and 10 years of service; (3) death, or total and permanent disability as determined by the plan administrator upon the basis of competent medical opinion, or (4) termination of employment after six years of credited service. Such benefits may be paid in a lump sum cash payment, an elective installment option or an elective annuity option.
In the event of termination of employment, a participant has a vested right in the participant’s share of the Company’s contributions determined as follows:

Vested
Credited Vesting Service	Percentage

Less than 2 years	0%
At least 2 years but less than 3 years	20%
At least 3 years but less than 4 years	40%
At least 4 years but less than 5 years	60%
At least 5 years but less than 6 years	80%
6 years or more	100%
The portion of the Company’s contributions that are not vested in such terminated participants will generally be forfeited and may be used to reduce the Company’s future contributions to the Plan. The total of forfeited contributions by participants used to reduce Company contributions and expenses of the Plan was $1,733. Contributions required by the employer and expenses of the Plan were reduced by this entire amount in 2010.
A participant may withdraw in cash a portion of the participant’s contributions subject to certain limitations and restrictions. The hardship withdrawal may be used to purchase a principal residence, avoid foreclosure on a mortgage or eviction, or pay bona fide medical, education, funeral or repair of residence expenditures.

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Notes to Financial Statements (continued)
8. Related-Party Transactions
Certain plan investments are mutual funds or common collective trust funds managed by the Plan Trustee. Therefore, these transactions qualify as party in interest. Fees paid by the Plan for the investment management and trustee services amounted to $95,557 and $82,234 for the years ended December 31, 2010 and 2009, respectively.
At December 31, 2010 and 2009, the Plan held 363,499 and 454,165 units of Park-Ohio Holdings Corp. common stock fund with a fair value of $3,442,332 and $1,221,704, respectively.
9. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated May 11, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, is qualified and the related trust is tax exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.
10. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
EIN #34-6520107 Plan #011
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2010

Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

Common Stock Fund
Park-Ohio Holdings Corp.*	363,499 shares of Park-Ohio Stock Fund	$3,442,332

Mutual Funds
Schwab Value Advantage Fund*	13,558,025 shares	13,558,025
Calamos Growth A	49,883 shares	2,662,743
Europacific Growth	50,202 shares	2,042,214
Growth Fund of America	228,123 shares	6,887,020
Jensen	45,819 shares	1,241,700
Lord Abbett Mid Cap Value A	113,008 shares	1,857,858
Oakmark Equity Income	281,132 shares	7,798,595
JP Morgan Core Bond Fund	631,437 shares	7,236,263
Schwab S&P 500 — Investor Shares*	94,466 shares	1,848,707
Neuberger Berman Genesis Trust	87,918 shares	4,188,405
Templeton World Fund	225,747 shares	3,350,090
Victory Value Fund	663,239 shares	7,839,481
Washington Mutual R4	37,560 shares	1,018,620
PNC Mult Factor Scap Value I	64,881 shares	835,014

Schwab Common/Collective Trusts
Schwab Managed Retirement 2010*	25,154 shares	416,307
Schwab Managed Retirement 2020*	100,220 shares	1,758,855
Schwab Managed Retirement 2030*	91,790 shares	1,671,502
Schwab Managed Retirement 2040*	81,062 shares	1,490,728
Schwab Managed Retirement 2050*	2,573 shares	25,160
Schwab Managed Retirement Inc.*	7,618 shares	99,415

Total investments, at fair value		$71,269,034

Participant loans*	Varying maturity dates with interest
	rates ranging from 3.25% to 9.25%	$1,253,689

*	Indicates party in interest to the Plan.